UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: TCW Private Asset Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

515 South Flower Street

Los Angeles, California 90071-2201

Telephone Number (including area code):

(213) 244-0000

Name and address of agent for service of process:

Peter Davidson, Esq.

c/o TCW Asset Backed Finance Management Company LLC

515 South Flower Street

Los Angeles, California 90071-2201

With copies to:

Pamela Poland Chen, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒   No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of Los Angeles and the State of California on the 16th day of September, 2024.

TCW PRIVATE ASSET INCOME FUND

By:	/s/ Megan McClellan
	Name:	Megan McClellan
	Title:	Trustee, President and Principal Executive Officer

Attest:	/s/ Peter Davidson
Name: Peter Davidson
Title: Vice President and Secretary

2